Exhibit 99.1

UNITED UTILITIES PLC – DIRECTORS’ DECLARATION

The following information is provided in compliance with paragraph 16.4 of the Financial Services Authority’s Listing Rules in respect of the appointment of Mr David Jones as a Non-Executive Director of United Utilities PLC on 3 January 2005 (as announced on 14 December 2004).

i) Mr Jones is currently a director of UK Coal PLC (appointed on 1 January 2003). In the past five years he has been a director of the following public quoted companies:

National Grid Transco plc (resigned 31 March 2001)
Railtrack Group plc (resigned 18 October 2002)
Energis plc (resigned 1 April 2001)

ii) There are no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules in relation to Mr Jones.

At the date of his appointment, Mr Jones had no interest in ordinary shares or options in United Utilities PLC.

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.